Sub-Item 77E:  Legal Proceedings

1.        Tribune Company Bankruptcy Proceeding

Nationwide S&P 500 Index Fund, a series of Nationwide Mutual Funds, and NVIT S&P
500 Index Fund, a series of Nationwide Variable Insurance Trust (together, the
"Funds"), are defendants in two suits relating to the Tribune bankruptcy [in the
United States District Court for the Southern District of Ohio, Deutsche Bank, et
al. v. American Electric Power, et al., No. 11-cv-358], called the Deutsche and
Fitzsimons suits ("the Actions").  These suits have been consolidated with dozens of others in a multi-district litigation ("MDL") pending in the U.S. District
Court for the Southern District of New York.  The Actions relate to the 2007 leveraged buyout ("LBO") of Tribune Company ("Tribune"), in which Tribune purchased from Tribune's shareholders, including the Funds, all of their outstanding stock.  (Tribune recently has emerged from bankruptcy in the
Bankruptcy Court for the District of Delaware.)  In the Actions, different
Tribune creditors -- comprised of (1) holders of pre-LBO debt of Tribune, and
(2) a committee of unsecured creditors from the bankruptcy -- seek to disgorge the monies received by the Tribune shareholders which, like the Funds, sold their stock as part of the LBO, on a theory of fraudulent conveyance.  There are thousands of defendants involved in this and similar suits pending in the MDL.

Fitzsimons has been stayed and there is no indication as to when this proceeding will move forward.  Briefing in connection with a motion to dismiss the Deutsche case is currently underway; a decision is not expected until summer 2013.  If this motion is granted, the Deutsche suit will be dismissed and, presumably, the
Fitzsimons suit (which is not subject to the defense asserted in the Deutsche suit) will go forward.  If the motion is not granted, there will be a second round of motions to dismiss in Deutsche, but it is not clear that the Funds will have any basis to seek dismissal at that juncture.  Once the dust settles in connection with the motion to dismiss briefing, the case(s) will likely move forward into discovery if settlement does not occur.

A settlement offer was made by the collective plaintiffs in both actions, but this offer was declined, which is believed to be the case with the vast majority of institutional defendants such as the Funds.  The amount that the Nationwide
S&P 500 Index Fund received in the LBO for the purchase of all of the Nationwide
S&P 500 Index Fund's stock in Tribune is $572,526; and the amount that the NVIT
S&P 500 Index Fund received in the LBO for the purchase of all of NVIT S&P 500
Index Fund's stock in Tribune is $495,278.  Plaintiffs seek to recover this amount with some amount of accompanying interest dating to the date of the LBO in 2007.